                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A
                                (Rule 13d-101)

                             (Amendment No. 3)/1/

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
              AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                           CustomTracks Corporation
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                               (Name of Issuer)

                         Common Stock, $.01 Par Value
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                        (Title of Class of Securities)

                                   232046102
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                                (CUSIP Number)

                                 David P. Cook
                              One Galleria Tower
                                13355 Noel Road
                                  Suite 1555
                           Dallas, Texas  75240-6604
                                 (972)702-7055
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           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                 June 3, 1999
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            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                              (Page 1 of 4 Pages)

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     /1/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 232046102                   13D                    Page 2 of 4 Pages
---------------------------                                ---------------------
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1     NAME OF REPORTING PERSON
      IRS. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      David P. Cook

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [_]
                                                                       (b) [_]
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3     SEC USE ONLY

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4     SOURCE OF FUNDS*

      PF
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [_]
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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                          7  SOLE VOTING POWER

  NUMBER OF SHARES           2,778,140(1)
    BENEFICIALLY       --------------------------------------------------------
      OWNED BY            8  SHARED VOTING POWER
        EACH
     REPORTING         --------------------------------------------------------
       PERSON             9  SOLE DISPOSITIVE POWER
        WITH
                             2,778,140(1)
                       --------------------------------------------------------
                         10  SHARED DISPOSITIVE POWER

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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,778,140(1)
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12    CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*
                                                                            [ ]
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.49%(2)
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14    TYPE OF REPORTING PERSON*

      IN
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(1)  Mr. Cook holds stock options, granted in connection with his employment, to purchase a total of 4,254,627 shares of CustomTracks Common Stock, par value $.01 per share, 531,828 of which became exercisable as of August 1, 1998, 531,828 of which became exercisable as of November 1, 1998, 531,828 of which became exercisable as of February 1, 1999, and 531,828 of which became exercisable as of May 1, 1999. The options continue to vest in equal quarterly installments of 531,828 shares on August 1, 1999; November 1, 1999; and February 1, 2000; and an installment of 531,831 on May 1,
     2000. Mr. Cook owns directly 89,000 shares of Common Stock. Mr. Cook also holds fully-vested options to acquire 30,000 shares of Common Stock, which he acquired in his capacity as a director of CustomTracks.
(2) The total number of outstanding shares of CustomTracks Common Stock have been increased pursuant to Rule 13d-3(d)(1)(i) to include the 2,689,140 shares subject to stock options held by Mr. Cook that are or will become exercisable as of August 1, 1999.

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     This Amendment No. 3 relates to a Schedule 13D filed on September 4, 1998
(the "Schedule") by David P. Cook with respect to shares he beneficially owns of the Common Stock, par value $.01 per share (the "Common Stock") of CustomTracks Corporation, a Texas corporation (the "Company"), the principal executive offices of which are located at One Galleria Tower, 13355 Noel Road, Suite 1555, Dallas, Texas 75240-6604.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Effective April 29, 1998, pursuant to the Stock Option Agreement dated as of the same date between the Company and Mr. Cook (the "Option Agreement"), the Company granted to Mr. Cook nonqualified stock options to purchase a total of 4,254,627 shares of Common Stock at an exercise price of $7.00 per share (twice the closing price of the Company's Common Stock on the day preceding the date of the grant), 531,828 of which became exercisable as of August 1, 1998, 531,828 of which became exercisable as of November 1, 1998, 531,828 of which became exercisable as of February 1, 1999, and 531,828 of which became exercisable as of May 1, 1999. The options continue to vest in equal quarterly installments of 531,828 shares on August 1, 1999; November 1, 1999; and February 1, 2000; and an installment of 531,831 on May 1, 2000. Mr. Cook owns directly 89,000 shares of Common Stock, which he purchased using personal funds and 30,000 director option shares. The Options are exercisable until the fifth anniversary of the date of grant or until they otherwise expire in accordance with their terms. The Options vest immediately in the event (i) of a change of control or sale of the Company or the sale of any material Company subsidiary that is engaged in the digital data distribution business or other business involving a concept primarily fostered by Mr. Cook, (ii) more than 25% of the Company's voting securities are acquired by any person, (iii) a majority of the Company's Board of Directors consists of persons other than the current incumbents or their approved successors,
     (iv) Mr. Cook's employment is terminated without "cause," as such term is defined in the employment agreement dated as of April 29, 1998 between the Company and Mr. Cook (the "Employment Agreement"), or (v) Mr. Cook terminates employment for "good reason" (as defined in the Employment Agreement). The Options also carry demand registration rights, which may be exercised after the occurrence of any of the events specified in (i) through (iii) above, and piggyback registration rights. Any description of the Options in this Schedule 13D is qualified in its entirety by reference to the Option Agreement, and any description of the terms of Mr. Cook's employment in this Schedule 13D is qualified in its entirety by reference to the Employment Agreement.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) As of the close of business on June 3, 1999, Mr. Cook beneficially owned (within the meaning of Rule 13d-3(d)(1)) 2,778,140 shares of Common Stock, which constitute approximately 15.49% of the issued and outstanding shares of Common Stock (as calculated in accordance with such rule), based on 15,247,212 shares issued and outstanding (as represented in CustomTracks Corporation's Form 10-Q for the quarter ended March 31, 1999) plus the shares subject to issuance upon exercise of the Options

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     that are currently vested or vest within 60 days of June 3, 1999, and the director option shares Mr. Cook holds.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated as of June 3, 1999             /s/   David P. Cook
                                   -------------------------------------------
                                   David P. Cook